United States securities and exchange commission logo





                           May 6, 2024

       Douglas R. Lebda
       Chief Executive Officer
       LendingTree, Inc.
       1415 Vantage Park Dr., Suite 700
       Charlotte, North Carolina 28203

                                                        Re: LendingTree, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2024
                                                            File No. 333-278973

       Dear Douglas R. Lebda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Edwin Astudillo